FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d -16

of the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	January 30, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1.	News Release January 30, 2025

NEWS RELEASE

CN Announces New Normal Course Issuer Bid

for Share Repurchase and 5% Dividend Increase

MONTREAL, January 30, 2025 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a 5% increase in the 2025 dividend on the Company's outstanding common shares as well as the repurchase of its shares under a new normal course issuer bid (Bid).

“We are confident in CN’s resilience and financial strength throughout business cycles and are pleased to continue to uphold our track record of enhancing shareholder returns through share repurchases and uninterrupted dividend growth. Including today’s announcement, CN has declared increases in its cash dividend 29 consecutive times.”

-        Ghislain Houle, Executive Vice-President and Chief Financial Officer, CN

The Bid permits CN to purchase, for cancellation, over a 12-month period up to 20 million common shares, representing 3.18% of the 628,224,299 common shares issued and outstanding of the Company on January 23, 2025. On that date, 627,856,196 common shares not held by insiders were issued and outstanding. CN continues to manage to its adjusted debt-to-adjusted EBITDA target of 2.5x. (1)

The Bid will be conducted between February 4, 2025, and February 3, 2026, through a combination of discretionary transactions and automatic repurchase plans at market prices prevailing at the time of purchase, through the facilities of the Toronto and New York stock exchanges, or alternative trading systems in Canada and in the United States, if eligible, and will conform to their regulations. Purchases may also be conducted using derivative-based programs, accelerated share repurchase transactions, or other methods of acquiring shares, subject to any required regulatory and stock exchange approvals and on such terms and at such times as shall be permitted by applicable laws.

The decisions regarding the timing and size of future purchases of common shares under the Bid are subject to management’s discretion and are based on a variety of factors, including market conditions. The new Bid was approved by the Toronto Stock Exchange (TSX) today. TSX rules permit CN to purchase daily, through TSX facilities, a maximum of 290,084 common shares under the Bid.

CN believes that the repurchase of its shares represents an appropriate and beneficial use of the Company's funds.

CN's current normal course issuer bid, announced in January 2024 for the purchase of up to 32 million common shares, expires on January 31, 2025. As at the close of trading on January 23, 2025, CN had repurchased 13,940,250 common shares at a weighted-average price of C$168.00 per share, excluding brokerage fees, returning C$2,342 million to its shareholders. Purchases were made through the facilities of the TSX and alternative trading systems.

CN's Board of Directors also approved a first-quarter 2025 dividend on the Company's outstanding common shares. A quarterly dividend of eighty-eight and three-quarter cents (C$0.8875) per common share will be paid on March 31, 2025, to shareholders of record at the close of business on March 10, 2025.

(1) Non-GAAP Measures

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP. These non-GAAP measures may not be comparable to similar measures presented by other companies.

CN's adjusted debt-to-adjusted EBITDA target excludes certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted debt-to-adjusted EBITDA because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to its adjusted debt-to-adjusted EBITDA target.

CN Forward-Looking Statements

Certain statements by CN included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words. Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the Gulf of Mexico, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community

Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052
media@cn.ca	investor.relations@cn.ca